

February 17, 2012

<u>Via E-mail</u>
Gary Tseng
Chief Financial Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road, Pudong New Area
Shanghai, China 201203

> **Re:    Semiconductor Manufacturing International Corporation**
> **Form 20-F for the year ended December 31, 2010**
> **Filed June 28, 2011**
> **File No.  001-31994**

Dear Mr. Tseng:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief